

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2017

Jeffrey L. Taylor
Senior Vice President and Chief Financial Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayett, Indiana 47905

>Re: **Wabash National Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 27, 2017**
>   **File No. 001-10883**

Dear Mr. Taylor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure